ORLEN

GK/PW/ 642 /2003

03032358

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 29 2003 WASH. D.C. 188 SECTION

SUPPL

Płock, July 29, 2003

To whom it may concern, Polski Koncern Naftowy SA

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 42/2003 to 59/2003.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours sincerely,

Paweł Wochowski
Investor Relations Department

dlw 9/30

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re:ORLEN Asfalt Sp. z o.o.
Released	15:31 22 Jul 2003
Number	8340N

Current Report 59/2003 dated 22 July 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 15 July 2003 by a District Court in Krakow of the initial capital increase of BITREX Sp. z o.o. (BITREX). At the same time the company has been renamed form BITREX to ORLEN Asfalt Sp. z o.o. (ORLEN Asfalt).
The initial capital of BITREX was raised by PLN 50,000,000.00 from the amount of PLN 10,635,000.00 up to the amount of PLN 60,635,000.00 by the issuance of 100,000 new shares with a par value of PLN 500 each.

After registration of the capital increase PKN ORLEN owns 82.46% shares in the initial capital of ORLEN Asfalt and the same number of votes at the General Meeting of Shareholders. The remaining stake of 17,54% is owned by Rafineria Trzebinia S.A.

ORLEN Asfalt specialize in production and processing of the refinery products.

Capital increase is the result of the consolidation of bitumen and asphalt activities within PKN ORLEN Capital Group.

The acquisition of shares in the increased initial capital was covered from PKN ORLEN's cash flow.

(see current report no 42/2003 dated 2 June 2003)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. PKN ORLEN - Rotch
Released	15:29 17 Jul 2003
Number	6808N

Current Report 58/2003 dated 17 July 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has notified Rotch Energy Limited of the termination of the Consortium Agreement between PKN ORLEN and Rotch Energy Limited signed on 30 October 2002.

The Consortium's objective, to purchase a 75% stake in the LOTOS Group, has become impossible to reach as a result of Nafta Polska's decision to reject the PKN ORLEN – Rotch offer.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. PKN ORLEN's Privatisation
Released	15:27 17 Jul 2003
Number	6806N

Current Report 57/2003 dated 17 July 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that Nafta Polska S.A. ("Nafta Polska") has decided to close the third stage of the PKN ORLEN privatisation process. Nafta Polska offered 17.58 % stake in PKN ORLEN.

See also current reports: 50/2001 dated 2 August 2001; 54/2001 dated 14 August 2001; 55/2001 dated 14 August 2001 and 72/2001 dated 12 October 2001.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Close

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. The LOTOS Group
Released	15:57 14 Jul 2003
Number	5314N

Current Report 56/2003 dated 14 July 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that today Nafta Polska S.A. ("Nafta Polska") has rejected the offer made by the Consortium of Rotch Energy and PKN ORLEN to purchase a 75% stake in the LOTOS Group (formerly Rafineria Gdanska). Nafta Polska did not provide any further information about how they reached this decision.

In a separate letter, Nafta Polska notified the Board of PKN ORLEN that the tender for this stake in the LOTOS Group has been concluded without a result.

The Board of PKN ORLEN is currently analysing the impact of Nafta Polska's decision on PKN ORLEN's strategic plans regarding possible co-operation between PKN ORLEN and the LOTOS Group.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Supreme Court Decision
Released	15:46 11 Jul 2003
Number	4759N

Current Report 55/2003 dated 11 July 2003

ANTI-TRUST COURT DECISION

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on July 10, 2003 the Supreme Court in Warsaw considered the UOKiK's appeal (the Polish Office for Protection of Competition and Consumers) to reverse the decision made by the District Court in Warsaw, the Polish Anti-Trust Court, dated August 13, 2001.

The Anti-Trust Court had primarily overturned the decision of UOKiK accusing PKN ORLEN of exercising monopolistic practices in the mono-ethylene glycol and Petrygo (anti-freeze engine coolant) market.

The Supreme Court reversed the decision of The Anti-Trust Court due to procedural violations. The case will now be re-considered by the District Court in Warsaw, the Court of Protection of Competition and Consumers (previously the Anti-Trust Court).

(see current report dated July 20, 2000 and report dated August 14, 2001)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	CU goes over 5% in PKN ORLEN
Released	15:32 4 Jul 2003
Number	1991N

Current Report No 54/2003 dated 4 July 2003

Commercial Union OFE BPH CU WBK goes over 5% in PKN ORLEN SA

Polski Koncern Naftowy ORLEN SA ('PKN ORLEN'), Central Europe's largest downstream oil company informs that Warsaw-based Commercial Union OFE BPH CU WBK on 1 July 2003 was in possession of 21,533,539 bearer shares of PKN ORLEN, the amount that accounts for 5.125% of the initial capital and assures 21,533,539 votes at the general meeting of shareholders and 5.125% of the votes at the general meeting of shareholders of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Re: Serwis Gdansk Sp. z o.o.
Released 15:24 4 Jul 2003
Number 1981N

PKN ORLEN SA
SEC File
82-5036

Current report No 53/2003 dated July 4, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that on 4 July 2003 on the basis of the share transfer agreements the Company sold:

(i) 371 shares in Serwis Gdansk Sp. z o.o. ("Serwis Gdansk") with a par value of PLN 600 each, representing 100% of the initial capital of Serwis Gdansk and the same number of votes at its shareholders' meeting, for the total price of PLN 452,620. Out of 371 shares:

- 93 shares were sold to Mr Andrzej Kluska for the total price of PLN 113,460;
- 93 shares were sold to Mr Adam Ossowski for the total price of PLN 113,460;
- 93 shares were sold to Mr Mieczyslaw Zajaczkowski for the total price of PLN 113,460;
- 92 shares were sold to Mr Stanislaw Gala for the total price of PLN 112,240;

As a result of the sale of the above-mentioned service company PKN ORLEN shall record gross profit at the level of PLN 230,020. As of the date of transaction the company employed 39 people. Serwis Gdansk provided numerous services including maintenance of retail outlets and storage depots.

Except for the relations connected with the execution of the share transfer agreements referred to in the above no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Re. GM of PKN ORLEN
Released 16:22 30 Jun 2003
Number 9648M

Current Report 51/2003 dated June 30, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on June 24, 2003.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
	THE BANK OF NEW YORK 101 Barclay Street New York, N.Y. 10286, USA	46, 682,236	bearer	46, 682, 236	16.29%
	COMMERCIAL UNION OFE BPH CU WBK Al. Jana Pawla II 23 00-854 Warszawa	20,000,000	bearer	20,000,000	6.98%
	ING NATIONALE-NEDERLANDEN POLSKA OFE Ul. Ludna 2 00-406 Warszawa	14,800,000	bearer	14,800,000	5.16%
	NAFTA POLSKA Spólka Akcyjna UL. JASNA 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	25.84%
	SKARB PAŃSTWA Reprezentowany przez Ministra Skarbu Państwa UL. KRUCZA 36 / WSPÓLNA 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	15.22%

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN EnergoRem
Released	15:48 27 Jun 2003
Number	9001M

Current report No 50/2003 dated June 27, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that today on the basis of the share transfer agreements the Company sold:

i. 1,836 shares in ORLEN EnergoRem Sp. z o.o. ("ORLEN EnergoRem") with a par value of PLN 500 each, representing 51% of the initial capital of ORLEN EnergoRem and the same number of votes at its shareholders' meeting, for the total price of PLN 1,906,128.00. Out of 1,836 shares:

- 1,286 shares were sold to ORLEN EnergoRem for the total price of PLN 1,296,288.00;
- 550 shares were sold to the employees of ORLEN EnergoRem for the total price of PLN 609,840.00, out of which;
    - 138 shares were sold to Mr Krzysztof Miaskiewicz for the total price of PLN 153,014.40;
    - 45 shares were sold to Mr Ireneusz Domoslawski for the total price of PLN 49,896.00;
    - 45 shares were sold to Mr Mieczyslaw Kosmatka for the total price PLN 49,896.00;
    - 100 shares were sold to Mr Jacek Lichocki for the total price PLN 110,880.00;
    - 100 shares were sold to Mrs Marzanna Marciniak-Miaskiewicz for the total price PLN 110,880.00;
    - 70 shares were sold to Mr Albin Pecherzewski for the total price PLN 77,616.00;
    - 52 shares were sold to Mr Grzegorz Wadowski for the total price PLN 57,657.60;

As a result of the sale of the above-mentioned maintenance and service company PKN ORLEN shall record gross profit amounting to PLN 988,128.00. As of the date of transaction the companies employed 226 people. Following the above transaction PKN ORLEN shall not have any holding in the company.

Except for the relations connected with the execution of the share transfer agreements referred to in the above no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Gas Purchase Licence
Released	15:45 25 Jun 2003
Number	7756M

Current Report No 49/2003 dated 25th June 2003

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 17 June 2003 the President of Urzad Regulacji Energetyki (*The Energy Regulatory Authority of Poland*), under decision No OGZ/12/554/W/2/2003/AS, gave PKN ORLEN a license for the purchase of natural gas abroad in the period between 20 June 2003 and 20 June 2013.

PKN ORLEN will, therefore, expand its existing gas activities and supply the companies from its Capital Group with the product. As a result, PKN ORLEN will optimize its gas purchasing costs, leading to considerable cost savings in the coming years.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	AGM Statement
Released	16:40 24 Jun 2003
Number	7261M

Current report no 48/2003 dated 24TH June 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 24th June 2003.

RESOLUTION No 1

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jerzy Modrzejewski to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 2

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding the Agenda of the General Meeting of Shareholders including a motion from the Management Board of PKN ORLEN concerning withdrawal of point 13 and 14 from the Agenda as initially announced

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting ;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with a motion concerning profit distribution for the year ending December 31, 2002.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with the Management Board's motion concerning profit distribution for the year ending December 31, 2002.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2002.
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2002.
10. Passing of resolutions concerning the approval of PKN ORLEN Management Board Members' performance in 2002;
11. Passing of resolutions concerning the approval of PKN ORLEN Supervisory Board Members' performance in 2002;
12. Revision and passing of a resolution concerning the Management Board's Report on the performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2002.
13. Revision and passing of a resolution concerning PKN ORLEN's approach to Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading, approved by the Management and the Supervisory Boards of the Warsaw Stock Exchange (**WSE**)
14. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN
15. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 3

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- Robert Baranowski

- Przemys³aw Kozinski

- Marcin Kaminski

§ 2

The resolution takes immediate effect.

RESOLUTION No 4

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2002

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

- the Management Board report on the Company's performance in 2002,

- the Company's financial statement for the period from January 1 to December 31, 2002 containing assets and liabilities *amounting to PLN 12,590,537,906.02 with*

- profit and loss account for the period from January 1, 2002 to December 31, 2002 showing net profit of PLN 382,269,825.11

- additional information including introductory notes to the financial statements and definitions

- changes in the shareholders' equity showing PLN 404,497,865. 27 increase as at 31 December 2002

- cash flow statement showing the net outflow PLN 20,132,245.92

§ 2

The resolution takes immediate effect.

The resolution was passed with an objective from a shareholder

RESOLUTION No 5

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding distribution of the profit made by the Company in year 2002, including an amendment made by Mr Edward Baranowski, a shareholder

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the General Meeting of Shareholders of PKN ORLEN, decides to transfer PLN 4,000,000.00 to the Corporate Social Fund, from the Company's 2002 profit of PLN 382,269,825.11

§ 2

The resolution takes immediate effect.

RESOLUTION No 6

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding changing the voting order in respect of amendments of the resolution regarding distribution of the profit made by the Company in year 2002 together with dividend day and payment

§ 1

Following several motions concerning amendments of the draft resolution regarding distribution of the profit made by the Company in year 2002 together with dividend day and payment, the General Meeting of Shareholders of PKN ORLEN decides to vote these motions in the following order:

1. A motion made by Mr Antoni Kostyra representing Mrs Tetyana Kostyra;
2. A motion made by Commercial Union OFE BPH CU WBK
3. A motion made by The State Treasury.

§ 2

The resolution takes immediate effect.

RESOLUTION No 7

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding distribution of the profit made by the Company in year 2002 together with dividend day and payment, including amendments made by the State Treasury

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides

1. profit of PLN 382,269,825.11 made by the Company in the financial year 2002 in the following way:

i. for the supplementary capital - PLN 319,445,025.93

ii. for the dividend payment – PLN 58,824,799.18 which gives a dividend amounting to PLN 0.14 per share.

iii. For the Corporate Social Fund – PLN 4,000,000.00

2. profit of PLN 75,892,575.70 (undistributed in the previous years due amendments in the accounting principles) for the supplementary capital.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on August 1, 2003 and the date for payment of the dividend on September 2, 2003.

§ 3

The resolution takes immediate effect.

RESOLUTION No 8

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Modrzejewski in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 9

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jaroslaw Tyc in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 10

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Czeslaw Bugaj in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 11

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Dretkiewicz in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 12

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

approves the performance of Mr Wladyslaw Wawak in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 13

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wojciech Weiss in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 14

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Cetnar in the period from January 1, 2002 to June 28, 2002

approves the performance of Mr Wladyslaw Wawak in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 13

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wojciech Weiss in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 14

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Cetnar in the period from January 1, 2002 to June 28, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 15

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 16

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 17

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Macenowicz in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 18

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 19

OF

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki in the period from July 11, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 20

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Gierej in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002 and the Chairman of the Supervisory Board in the period from June 28, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 21

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Herman in the year 2002; the Supervisory Board Chairman in the period from January 1, 2002 to June 28, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 22

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002 and the Vice Chairman of the Supervisory Board in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 23

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jerzy Idzik in the year 2002; the Vice Chairman of the Supervisory Board in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 24

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Grzegorz Mroczkowski in the year 2002; the Supervisory Board Member in the period from February 8, 2002 to December 31, 2002 and the Secretary of the Supervisory Board in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 25

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Marcin Gizewski in the year 2002; the Secretary of the Supervisory Board in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 26

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Edward Grzywa in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 27

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 28

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Kratiuk in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 29

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 30

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 31

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jozef Wozniakowski in the year 2002; the Supervisory Board Member in the period from June 28, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 32

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 33

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Ms Kalina Grzeskowiak-Gracz in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 34

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Stanislaw Kondracikowski in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 35

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Aleksander Olas in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 36

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Szczepan Targowski in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 37

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Marek Wasowicz in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

The resolution was passed in a secret voting

RESOLUTION No 38

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the Management Board's report on performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2002

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

- the Management Board report on the performance of the Company's Capital Group for the year 2002,
- the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2002, including the

balance sheet verified by the auditor as of December 31, 2002 containing assets and liabilities amounting to PLN 14,783,525,818.75

- consolidated profit and loss account for the period from January 1, 2002 to December 31, 2002 showing net profit of PLN 479,335,282.46

- additional information including introductory notes to the consolidated financial statements and definitions

- changes in the shareholders' equity showing PLN 507,883,519.08 increase as at 31 December 2002

- consolidated cash flow statement showing the net outflow of PLN 25,194,563.60

§ 2

The resolution takes immediate effect.

RESOLUTION No 39

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding Corporate Governance

§ 1

Under § 22 of the Regulations of the Warsaw Stock Exchange and with respect to the resolution of the Supervisory Board of the Warsaw Stock Exchange regarding an approval of Corporate Governance for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading, the Ordinary General Meeting of Shareholders of PKN ORLEN shares the opinion of the Management Board of PKN ORLEN as in its resolution No 1501/03 dated May 20, 2003 and approved by the Supervisory Board of PKN ORLEN in its resolution No 251/03 dated May 20, 2003.

The relevant statement on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

STATEMENT of PKN ORLEN

STATEMENT

PKN ORLEN applies the principles of good corporate management to ensure that its procedures are in the interests of the Company and its shareholders, and are in line with the expectations of the market.

PKN ORLEN will also adopt the Corporate Governance proposals of the Warsaw Stock Exchange as soon as the doubts regarding the legal status of the Corporate Chamber of the Capital Market Court are resolved. In the opinion of PKN ORLEN, the provisions of the Corporate Governance proposals contain many misinterpretations, especially in respect of very general and inaccurate statements. This may cause problems in the future with the correct interpretation. As a result of which, PKN ORLEN may have sanctions imposed on it by an entity, whose legal status is currently unclear.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Cost Cutting in ORLEN
Released	15:46 24 Jun 2003
Number	7176M

Current report 47 /2003 dated June 24, 2003

The Cost Cutting Programme of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that its Management Board has made a decision to develop and implement a comprehensive operational cost cutting programme throughout PKN ORLEN. This cost cutting programme is aimed at improving efficiency and building PKN ORLEN's value through a continual reduction of operational costs. The target reduction has been defined as PLN 800m per annum calculated on the 2002 cost base.

The implementation of the cost cutting programme will start on July 1, 2003 and is planned to be completed by the end of 2004. The Programme's full effect should be noticeable in the 2005 financial year. Only 9 per cent of the PLN 800m accounts for personnel costs.

The feasibility of the cost cutting programme has been thoroughly assessed by the Reporting Directors at PKN ORLEN under the supervision of McKinsey.

The Management Board of PKN ORLEN believes that the reduction of operational costs will improve the Company's profitability and market value. As a result of the Programme, PKN ORLEN should strengthen its competitive position in Poland and CEE.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Capital Group Companies
Released	08:37 24 Jun 2003
Number	6822M

PKN ORLEN SA SEC File 82-5036

Current report 46/2003 dated June 24, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that today on the basis of the share transfer agreements the Company sold:

i. 2,142 shares in ORLEN Eltech Sp. z o.o. ("ORLEN Eltech") with a par value of PLN 500 each, representing 51% of the initial capital of ORLEN Eltech and the same number of votes at its shareholders' meeting, for the total price of PLN 3,679,956.00. Out of 2,142 shares:

- 1,046 shares were sold to ORLEN Remont Sp. z o.o. ("ORLEN Remont") for the total price of PLN 1,797,028.00;
- 1,046 shares were sold to ORLEN Mechanika Sp. z o.o. ("ORLEN Mechanika") for the total price of PLN 1,797,028.00;
- 30 shares were sold to Mr Edward Sosnowski, President of ORLEN Eltech, for the total price of PLN 51,540.00;
- 20 shares were sold to Mr Andrzej Gastolek, Board Member of ORLEN Eltech, for the total price of PLN 34,360.00;

i. 2,459 shares in ORLEN Remont Sp. z o.o. ("ORLEN Remont") with a par value of PLN 500 each, representing 51.23% of the initial capital of ORLEN Remont and the same number of votes at its shareholders' meeting, for the total price of PLN 4,866,361.00. Out of 2,459 shares:

- 1,215 shares were sold to ORLEN Mechanika for the total price of PLN 2,404,485.00;
- 1,214 shares were sold to ORLEN Eltech for the total price of PLN 2, 402,506.00;
- 15 shares were sold to Mr Zygfryd Plochocki, President of ORLEN Remont, for the total price of PLN 29,685.00;
- 15 shares were sold to Mr Andrzej Janiak, Board Member of ORLEN Remont, for the total price of PLN 29,685.00;

i. 30,210 shares in ORLEN Mechanika with a par value of PLN 100 each, representing 68.16% of the initial capital of ORLEN Mechanika and the same number of votes at its shareholders' meeting, for the total price of PLN 5,316,960.00. Out of 30,210 shares:

- 14,911 shares were sold to ORLEN Remont for the total price of PLN 2, 624,366.00;
- 14,901 shares were sold to ORLEN Eltech for the total price of PLN 2, 622,576.00;
- 199 shares were sold to Mr Tomasz Mazur, President of ORLEN Mechanika, for the total price of PLN 35,024.00;
- 199 shares were sold to Mr Marek Wroblewski, Board Member of ORLEN Mechanika, for the total price of PLN 35,024.00.

As a result of the sale of the above-mentioned maintenance and service companies PKN ORLEN shall record gross profit amounting to PLN 8,541,777.00. As of the date of transaction the companies employed 1,103 people. Following the above transaction PKN ORLEN shall not have any holding in any of the companies.

Except for the relations connected with the execution of the share transfer agreements referred to in the above no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Rafineria Trzebinia SA
Released	15:56 17 Jun 2003
Number	4381M

Current report 45/2003 dated 17th June, 2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on 16th June 2003 Rafineria Trzebinia S.A. has signed an agreement with AT AGRAR - TECHNIK GmbH & Co. KG for building a bio-diesel plant with a nameplate capacity of 100,000 tonnes per year. The value of the above agreement equals EUR 16,932,000. The plant is scheduled to commence operations in the fourth quarter of 2004.

PKN ORLEN holds a 77.07% stake in Rafineria Trzebinia S.A.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN purchased shares
Released	12:39 9 Jun 2003
Number	0879M

Current report 44/2003 dated 9th June, 2003

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on 9th June 2003, under an Agreement with Warsaw-based POLIMEX-CEKOP, it purchased 7,499 shares in POLIMEX-ENERGO, a limited liability company based in Cracow, with a par value of PLN 100 per share, representing 24.99% of the initial capital of POLIMEX-ENERGO and the same number of votes at the shareholders' meeting. The price of the above transaction totalled PLN 97,487. The transaction was financed from PKN ORLEN's cash flow and is treated as a long-term investment.

PKN ORLEN and POLIMEX-CEKOP intend that POLIMEX-ENERGO, which they plan to rename POILEN, should become the foundation for future co-operation between selected Polish companies in Iraq.

PKN ORLEN has a long term relationship with POLIMEX-CEKOP and has owned a 0.52% stake in the company since 4th May 1995.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN's GM -Draft Resolutions
Released	17:14 4 Jun 2003
Number	9400L

Current report no 43/2003 dated 4TH June 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces draft resolutions to be passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 24th June 2003.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding the Agenda of the General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting ;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with a motion concerning profit distribution for the year ending December 31, 2002.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the periods ending December 31, 2002 with the Management Board's motion concerning profit distribution for the year ending December 31, 2002.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2002.
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2002.
10. Passing of resolutions concerning the approval of PKN ORLEN Management Board Members' performance in 2002;
11. Passing of resolutions concerning the approval of PKN ORLEN Supervisory Board Members' performance in 2002;
12. Revision and passing of a resolution concerning the Management Board's Report on the performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2002.
13. Passing of a resolution concerning the implementation of the New Incentive Programme (**NIP**) for PKN ORLEN Management Board Members , managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries.
14. Passing of a resolution concerning the issue of bearer bonds which carry a pre-emptive option to convert into PKN ORLEN's shares, conditional increase in PKN ORLEN's initial capital with exclusion of the pre-emptive rights and amendments to the Articles of Association of PKN ORLEN;
15. Revision and passing of a resolution concerning PKN ORLEN's approach to Corporate Governance principles for the issuers of shares, convertible bonds and the pre-emptive conversion bonds admitted to public trading, approved by the Management and the Supervisory Boards of the Warsaw Stock Exchange (**WSE**)
16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN

Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2002

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

- the Management Board report on the Company's performance in 2002,
- the Company's financial statement for the period from January 1 to December 31, 2002 containing assets and liabilities amounting to PLN 12,590,537,906.02 with
- profit and loss account for the period from January 1, 2002 to December 31, 2002 showing net profit of PLN 382,269,825.11
- additional information including introductory notes to the financial statements and definitions
- changes in the shareholders' equity showing PLN 404,497,865. 27 increase as at 31 December 2002
- cash flow statement showing the net outflow PLN 20,132,245.92

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding distribution of the profit made by the Company in year 2002 together with dividend day and payment

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides

1. profit of PLN 382,269,825.00 made by the Company in the financial year 2002 in the following way:

i. *for the supplementary capital - PLN 344,453,822.78*

ii. for the dividend payment – PLN 37,815,942.33 which gives a dividend amounting to PLN 0.09 per share.

2. profit of PLN 75,892,575.70 (undistributed in the previous years due amendments in the accounting principles) for the supplementary capital.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on August 1, 2003 and the date for payment of the dividend on September 2, 2003.

§ 3

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby

approves the performance of Mr Andrzej Modrzejewski in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jaroslaw Tyc in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Czeslaw Bugaj in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Dretkiewicz in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wladyslaw Wawak in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wojciech Weiss in the period from January 1, 2002 to March 7, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Cetnar in the period from January 1, 2002 to June 28, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Macenowicz in the period from February 8, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki in the period from July 11, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Gierej in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002 and the Chairman of the Supervisory Board in the period from June 28, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Herman in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to June 28, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002 and the Vice Chairman of the Supervisory Board in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jerzy Idzik in the year 2002; the Vice Chairman of the Supervisory Board in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Grzegorz Mroczkowski in the year 2002; the Supervisory Board Member in the period from February 8, 2002 to December 31, 2002 and the Secretary of the Supervisory Board in the period from March 7, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Marcin Gizewski in the year 2002; the Secretary of the Supervisory Board in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the year 2002; the Supervisory Board Member in the period from February 21, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jozef Wozniakowski in the year 2002; the Supervisory Board Member in the period from June 28, 2002 to December 31, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 8, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Ms Kalina Grzeskowiak-Gracz in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Stanislaw Kondracikowski in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Aleksander Olas in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Szczepan Targowski in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Marek Wasowicz in the year 2002; the Supervisory Board Member in the period from January 1, 2002 to February 21, 2002.

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the Management Board's report on performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2002

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

- the Management Board report on the performance of the Company's Capital Group for the year 2002,
- the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2002, including the balance sheet verified by the auditor as of December 31, 2002 containing assets and liabilities amounting to PLN 14,783,525,818.75
- consolidated profit and loss account for the period from January 1, 2002 to December 31, 2002 showing net profit of PLN 479,335,282.46
- additional information including introductory notes to the consolidated financial statements and definitions
- changes in the shareholders' equity showing PLN 507,883,519.08 increase as at 31 December 2002

- consolidated cash flow statement showing the net outflow of PLN 25,194,563.60

§ 2

The resolution takes immediate effect.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding the implementation of the New Incentive Programme (NIP) for PKN ORLEN Management Board Members, and managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries

The Ordinary General Meeting of Shareholders of PKN ORLEN (also referred to as the Company) passes as follows:

§ 1

The General Meeting of Shareholders of PKN ORLEN,

a) in order to recognise the role of the Management Board and the managers of PKN ORLEN in the development of PKN ORLEN and its Capital Group, as well as to help retain key staff, is proposing to introduce new, efficient incentive tools for those personnel who are responsible for the management and development of PKN ORLEN and the Capital Group and who are, consequently, responsible for creating value for shareholders.

and

b. taking into account that 2003 is the last year of the existing incentive scheme for PKN ORLEN Management Board Members and managers of PKN ORLEN, implemented under the Resolution No 8 of the Ordinary General Meeting of Shareholders as at May 15, 2000, and that after closure of this Meeting series A convertible bonds issued by the Company under the Resolution of the General Meeting of Shareholders as at May 15, 2000 shall be offered for the last time to the participants of the incentive scheme,

hereby introduces a New Incentive Programme for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries (hereinafter referred to in this resolution as **NIP**)

§ 2

1. **NIP** implemented under this resolution shall be managed through the issue of bonds which carry a pre-emptive option to convert into shares which are to be offered for the NIP's participants. NIP shall consist of two independent programmes:

i. the management option programme, through which eligible participants, defined in item 2 and 3 below, shall be invited to purchase bonds which carry a pre-emptive option to convert into PKN ORLEN's shares for a price equal to the par value of the bond, i.e PLN 0.01 per bond. However, the price at which the bonds can be converted into shares shall be the issue price equal to the average closing price of the Company's shares on the Warsaw Stock Exchange (**WSE**) at the uniform quotation system (and if the Company's shares cease to be traded in the uniform quotation system it shall be defined based on an average price set out by a different quotation system) from the period of 30 session days before January 1st and 30 session days after January 1st of the calendar year in which eligible participants are offered bonds which carry a pre-emptive option to convert the Company's shares, reduced by 10% (hereinafter referred to as **Option Programme**). The Option Programme shall consist of two modules: the incentive module (Incentive Module of Option Programme) and the merit module (Merit Module of Option Programme)

and

ii. ... bonus programme, from which eligible persons, defined in item 4 below, shall be invited

to purchase bonds, which carry a pre-emptive option to convert into PKN ORLEN's shares at a price equal to the par value of the bond, i.e PLN 0.01 per bond. However the price at which bonds can be converted into shares shall be the issue price equal to the par value of the Company's share, i.e. PLN 1.25 (hereinafter referred to as **Bonus Programme**).

2. The invitation to purchase bonds under the Incentive Module of the Option Programme shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, to (i) all members of the Management Board, (ii) Presidents of PKN ORLEN's key subsidiaries and (iii) managers of PKN ORLEN who play a substantial role in managing of the Company and are crucial for the development of the Company (hereinafter referred to as Eligible Participants of the Incentive Module). The list of Eligible Participants of the Incentive Module together with amendments made on an annual basis to such a list need approval of the Supervisory Board (following the Management Board's motion).

3. The offer to purchase bonds under the Merit Module of the Option Programme shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, exclusively to persons named in a separate resolution of the Management Board with a particular merit for the development of the Company (hereinafter referred to as Eligible Participants of the Merit Module, and together with Eligible Participants of the Incentive Module of Option Programme referred collectively to as Eligible Participants of Option Programme). The number of bonds to be offered in one year under the Merit Module of Option Programme shall not exceed 5 % of the total number of bonds offered in this particular year under the whole Option Programme. In each year of the Option Programme, a resolution of the Management Board as in § 2 item 3 of this Resolution should be passed and forwarded for the information of the Supervisory Board prior to passing a resolution by the Supervisory Board in a particular year, as in § 2 item 2 of this Resolution.

4. The invitation to purchase, under the Bonus Programme, bonds which carry a pre-emptive option to convert into PKN ORLEN's shares at the issue price of a share equal to the par value of PKN ORLEN's share shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, exclusively to members of the Company's Management Board for the purpose of carrying out contracts given to members of the Management Board (hereinafter referred to in this resolution as Eligible Participants of the Bonus Programme).

5. In each year of the NIP, the invitation, as described in items 2-4 above, shall be offered to not more than 300 participants in total.

§ 3

1. For the purpose of the Option Programme, PKN ORLEN will issue Bonds Series B, Bonds Series C and Bonds Series D which carry a pre-emptive option to convert into Shares Series E, Shares Series F and Shares Series G, respectively (hereinafter referred to as Series B Bonds, Series C Bonds and Series D Bonds, respectively).

2. For the purpose of the Bonus Programme, PKN ORLEN will issue Bonds Series E which carry a pre-emptive option to convert into Shares Series H (hereinafter referred to as Series E Bonds, and together with Series B Bonds, Series C Bonds and Series D Bonds, referred as to Bonds).

3. The issuance of Bonds shall be made on the basis of a separate resolution.

4. The Bonds shall be offered to ORLEN Powiernik Sp. z o.o. based in Plock ("ORLEN Powiernik"), or, in the event that the Supervisory Board of PKN ORLEN makes a decision to admit the Bonds to the public trading of securities, through addressing such a purchase offer to an independent underwriter (a sub-issuer to be addressed with the invitation to purchase Bonds shall be referred to in this resolution as **Powiernik – the trustee**). Powiernik shall be then obliged to offer Bonds to Eligible Participants of the Option Programme and to Eligible Participants of the Bonus Programme.

5. For the purpose of implementing the Option Programme and the Bonus Programme, the Management Board of PKN ORLEN shall be authorised to enter into an underwriting agreement which defines the terms and conditions of the acquisition of Bonds by Powiernik and offering these Bonds to Eligible Participants of the Option Programme and to Eligible Participants of the Bonus Programme. The provisions of the underwriting agreement should be in compliance with the provisions of this resolution, the resolution of the General Meeting regarding the issuance of Bonds and conditional increase in the initial capital with the exclusion of the pre-emptive rights and also in compliance with the Regulations of the Option Programme and the Regulations of the Bonus Programme. The terms and conditions of the underwriting agreement require approval of the Supervisory Board.

§ 4

1. The Option Programme, which is part of NIP, shall be utilized in the way that (i) after January 1, 2005 Powiernik shall offer *Series B Bonds to Eligible Participants of the Option Programme, (ii) after January 1, 2006 Powiernik shall offer Series C* Bonds to Eligible Participants of the Option Programme and (iii) after January 1, 2007 Powiernik shall offer Series D Bonds to Eligible Participants of the Option Programme.

2. The Bonus Programme, which is part of NIP, shall be utilized in the way that in years 2004, 2005 and 2006 Powiernik shall offer Series E Bonds to Eligible Participants of the Bonus Programme any time such Eligible Participants are entitled under

to purchase bonds, which carry a pre-emptive option to convert into PKN ORLEN's shares at a price equal to the par value of the bond, i.e PLN 0.01 per bond. However the price at which bonds can be converted into shares shall be the issue price equal to the par value of the Company's share, i.e. PLN 1.25 (hereinafter referred to as **Bonus Programme**).

2. The invitation to purchase bonds under the Incentive Module of the Option Programme shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, to (i) all members of the Management Board, (ii) Presidents of PKN ORLEN's key subsidiaries and (iii) managers of PKN ORLEN who play a substantial role in managing of the Company and are crucial for the development of the Company (hereinafter referred to as Eligible Participants of the Incentive Module). The list of Eligible Participants of the Incentive Module together with amendments made on an annual basis to such a list need approval of the Supervisory Board (following the Management Board's motion).

3. The offer to purchase bonds under the Merit Module of the Option Programme shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, exclusively to persons named in a separate resolution of the Management Board with a particular merit for the development of the Company (hereinafter referred to as Eligible Participants of the Merit Module, and together with Eligible Participants of the Incentive Module of Option Programme referred collectively to as Eligible Participants of Option Programme). The number of bonds to be offered in one year under the Merit Module of Option Programme shall not exceed 5 % of the total number of bonds offered in this particular year under the whole Option Programme. In each year of the Option Programme, a resolution of the Management Board as in § 2 item 3 of this Resolution should be passed and forwarded for the information of the Supervisory Board prior to passing a resolution by the Supervisory Board in a particular year, as in § 2 item 2 of this Resolution.

4. The invitation to purchase, under the Bonus Programme, bonds which carry a pre-emptive option to convert into PKN ORLEN's shares at the issue price of a share equal to the par value of PKN ORLEN's share shall be made by Powiernik, as defined in § 3 item 4 of this Resolution, exclusively to members of the Company's Management Board for the purpose of carrying out contracts given to members of the Management Board (hereinafter referred to in this resolution as Eligible Participants of the Bonus Programme).

5. In each year of the NIP, the invitation, as described in items 2-4 above, shall be offered to not more than 300 participants in total.

§ 3

1. For the purpose of the Option Programme, PKN ORLEN will issue Bonds Series B, Bonds Series C and Bonds Series D which carry a pre-emptive option to convert into Shares Series E, Shares Series F and Shares Series G, respectively (hereinafter referred to as Series B Bonds, Series C Bonds and Series D Bonds, respectively).

2. For the purpose of the Bonus Programme, PKN ORLEN will issue Bonds Series E which carry a pre-emptive option to convert into Shares Series H (hereinafter referred to as Series E Bonds, and together with Series B Bonds, Series C Bonds and Series D Bonds, referred as to Bonds).

3. The issuance of Bonds shall be made on the basis of a separate resolution.

4. The Bonds shall be offered to ORLEN Powiernik Sp. z o.o. based in Plock ("ORLEN Powiernik"), or, in the event that the Supervisory Board of PKN ORLEN makes a decision to admit the Bonds to the public trading of securities, through addressing such a purchase offer to an independent underwriter (a sub-issuer to be addressed with the invitation to purchase Bonds shall be referred to in this resolution as **Powiernik – the trustee**). Powiernik shall be then obliged to offer Bonds to Eligible Participants of the Option Programme and to Eligible Participants of the Bonus Programme.

5. For the purpose of implementing the Option Programme and the Bonus Programme, the Management Board of PKN ORLEN shall be authorised to enter into an underwriting agreement which defines the terms and conditions of the acquisition of Bonds by Powiernik and offering these Bonds to Eligible Participants of the Option Programme and to Eligible Participants of the Bonus Programme. The provisions of the underwriting agreement should be in compliance with the provisions of this resolution, the resolution of the General Meeting regarding the issuance of Bonds and conditional increase in the initial capital with the exclusion of the pre-emptive rights and also in compliance with the Regulations of the Option Programme and the Regulations of the Bonus Programme. The terms and conditions of the underwriting agreement require approval of the Supervisory Board.

§ 4

1. The Option Programme, which is part of NIP, shall be utilized in the way that (i) after January 1, 2005 Powiernik shall offer Series B Bonds to Eligible Participants of the Option Programme, (ii) after January 1, 2006 Powiernik shall offer Series C Bonds to Eligible Participants of the Option Programme and (iii) after January 1, 2007 Powiernik shall offer Series D Bonds to Eligible Participants of the Option Programme.

2. The Bonus Programme, which is part of NIP, shall be utilized in the way that in years 2004, 2005 and 2006 Powiernik shall offer Series E Bonds to Eligible Participants of the Bonus Programme any time such Eligible Participants are entitled under resolution of the Supervisory Board to realise bonuses out of their managerial contracts.

3. Each offer to purchase Series B Bonds, Series C Bonds and Series D Bonds under the Option Programme shall be valid until October 30, 2010 inclusive.

4. Purchase of Series B Bonds, Series C Bonds and Series D Bonds by Eligible Participant of the Option Programme can commence on a day which follows the day in which such an Eligible Participant was offered Series B Bonds, Series C Bonds and Series D Bonds, respectively

5. Offer to purchase Series E Bonds under the Bonus Programme shall be valid at every single time until October 30, 2010 inclusive.

6. Purchase of Series E Bonds by Eligible Participants of the Bonus Programme can commence on a day which follows the day in which such Eligible Participants were offered Series E Bonds.

§ 5

1. Detailed terms and conditions of the Option Programme, including conditions upon which Series B Bonds, Series C Bonds and Series D Bonds shall be offered to Eligible Participants of the Option Programme, and also total number of Series B Bonds, Series C Bonds and Series D Bonds offered in particular years to Eligible Participants of the Option Programme, shall be set out in the Regulations of the Bonus Programme passed by the Supervisory Board.

2. Detailed terms and conditions of the Bonus Programme, including conditions upon which Series E Bonds shall be offered to Eligible Participants of the Bonus Programme, shall be set out in the Regulations of the Bonus Programme passed by the Supervisory Board.

§ 6

The General Meeting of Shareholders believes that the principles of NIP do not comply with a condition in § 2 item 1 point (ii) of the Resolution No 52 of the Ordinary General Meeting of Shareholders as at June 28, 2002 regarding an amendment of the Company's existing Incentive Scheme for the Management Board and the managers of PKN ORLEN and therefore Resolution No 52 *of the Ordinary General Meeting of Shareholders as at June 28, 2002 does not enter into life.*

§ 7

This resolution is passed on condition that the General Meeting of Shareholders passes the resolution regarding the issue of Bonds, the conditional increase in the initial capital with the exclusion of the pre-emptive rights and amendments to the Articles of Association of PKN ORLEN.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding the issue of bonds which carry a pre-emptive option to convert into PKN ORLEN's shares, conditional increase in PKN ORLEN's initial capital with exclusion of the pre-emptive rights and amendments to the Articles of Association of PKN ORLEN.

"Pursuant to the art. 393 point 5, art. 430 and art. 448-453 of the Code of Commercial Companies, art. 22 and 23 of the Act on Bonds dated 29 June 1995 and pursuant § 7 item 7 point 5, 9 and 12 of the Articles of Association of PKN ORLEN, in respect of the resolution passed by this Ordinary General Meeting of Shareholders concerning the implementation of the New Incentive Programme for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries (**NIP**), the Ordinary General Meeting of Shareholders passes as follows:

§ 1

1. In order to implement NIP,

i. for the purpose of the management option programme (**Option Programme**), being part of NIP, PKN ORLEN will issue:

a. 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series B with a par value of PLN 0.01 each (Series B Bonds) which carry a pre-emptive option to convert into bearer shares Series E (Series E Shares)

b. 3,866,667 (three million eight hundred sixty six thousand six hundred sixty seven) bearer bonds Series C with a par value of PLN 0.01 each (Series C Bonds), which carry a pre-emptive option to convert into bearer shares Series F (Series F Shares)

c. 3,866,666 (three million eight hundred sixty six thousand six hundred sixty six) bearer bonds Series D with a par value of PLN 0.01 each (Series D Bonds), which carry a pre-emptive option to convert into bearer shares Series G (Series G Shares)

(ii) For the purpose of carrying out the Management Board Members' contracts (**Bonus Programme**), PKN ORLEN, through NIP, will issue 1,000,000 (one million) series E bearer bonds with a par value of PLN 0.01 each (series E Bonds together with series B Bonds, series C Bonds and series D Bonds hereinafter referred to as **Bonds** and their holders referred to as **Bondholders**) which carry a pre-emptive option to convert into ordinary bearer series H shares of PKN ORLEN (Series H Shares together with Series H Shares, Series E Shares, Series F Shares and Series G Shares hereinafter referred to as **Shares**).

1. Bonds will be issued in intangible form (certificates will not be issued).

2. Bonds will not be secured as defined in the Act on Bonds dated 29 June 1995 (unified text, Journal of Bills as of 2001, No 120, pos. 1300 with the latter amendments "The Act on Bonds")

3. Interest will not be charged on the Bonds.

§ 2

1. The issue of the Bonds shall be executed through addressing a purchase offer to ORLEN Powiernik Sp. z o.o. based in Plock ("ORLEN Powiernik"), or, in the event the Supervisory Board of PKN ORLEN makes a decision to admit the Bonds to public trading of securities, through addressing such a purchase offer to an independent underwriter (a sub-issuer to be addressed with the Bond purchase offer shall be referred to in this resolution as **Powiernik – the trustee**). The terms and conditions of the agreement with Powiernik require the approval of the Supervisory Board.

2. Under the agreement between PKN ORLEN and Powiernik, the latter will not be permitted to exercise the pre-emptive conversion option due to Bonds being surrendered. Under such agreement, Powiernik shall be obliged to offer Bonds to qualifying persons under the Option Programme and to qualifying persons under the Bonus Programme under the conditions set out in a resolution of this Ordinary General Meeting of Shareholders concerning the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries and the Regulations of the Option Programme and the Bonus Programme, as approved by the Supervisory Board of PKN ORLEN.

3. The effective purchase date of the Bonds by Powiernik, as well as the deadline for accepting such offer by Powiernik, shall be defined in the terms and conditions of the issue as in § 4 item 1 of this resolution. Bonds shall be attributed to Powiernik by the Management Board of PKN ORLEN.

4. The issue price of one Bond will be equal to the par value of one Bond, i.e. PLN 0.01.

§ 3

1. The deadline for the purchase of the Bonds shall be 31st December 2010.

2. With respect to § 4 item 2 of this resolution, the purchase of the Bonds shall be executed at par value.

3. Bonds which have been converted into Shares under the pre-emptive option shall be purchased by PKN ORLEN within a maximum of 30 days from the date of the Bondholder declaring the conversion. In the event that the above-set purchase date of Bonds shall be after the purchase date as in § 3 item 1 of this resolution, Bonds shall be purchased within a term

specified in § 3 item 1 of this resolution.

4. In the event of a permanent cessation of trading in PKN ORLEN's shares on WSE, in particular due to a potential withdrawal of PKN ORLEN's shares from public trading of securities, the Bondholders' pre-emptive conversion rights shall expire on the last day of trading in PKN ORLEN's shares. In this case, provided that until the last date of trading in PKN ORLEN's shares, the pre-emptive conversion rights of the Bondholders are not replaced with at least equal rights, PKN ORLEN shall, within one month from the cessation of trading, exercise preliminary purchase of all Bonds at their par value and shall pay out to each Bondholder an additional amount as specified in item 5 below.

5. The additional purchase amount, as in item 4 above, attributable to each unconverted Bond shall be specified in the terms and conditions of issuance (§ 4 item 1 of this resolution), whereby such an amount will not be lower than the difference between PKN ORLEN's average share price on WSE (continuous trading) over the 60 trading days before the cessation of trading and the issue price of the Share which can be converted from such Bond. In the event the above-described difference is equal to 0 (zero) or appears negative (minus), the Bondholder shall not be entitled to receive either the additional purchase amount or the right to compensation.

§ 4

1. Additional detailed terms and conditions of issuance, including specific terms and conditions relating to the exercising of the options by Bondholders, detailed principles, terms and conditions of the Shares purchase and terms of commencement and closure of receiving the Bondholders' declarations of execution of the pre-emptive conversion rights, shall be defined by the Management Board. These conditions shall be valid and binding after approval by the Supervisory Board of PKN ORLEN.

2. Under the conditions of issuance, as in item 1 above, the Management Board can specify terms and conditions other than in § 3 item 4 of this resolution under which PKN ORLEN shall be obliged or authorized to the preliminary purchase of Bonds and under which it shall be obliged or authorized to define a cash benefit in respect of the preliminary purchase of Bonds, or the way such benefit has been calculated, should such cash benefit be required.

3. Following the Management Board's motion, the Supervisory Bard is authorized to make a decision as to whether the Bonds should be admitted to public trading. Such decision can be made by the day Powiernik is offered the Bonds. In the event such a decision is made, the Management Board shall be authorized to undertake all actions in respect, including entering the Bonds into an underwriting agreement.

§ 5

1. Holders of Series B Bonds have the pre-emptive option to convert into Series E Shares before the conversion rights of other shareholders

2. Holders of Series C Bonds have the pre-emptive option to convert into Series F Shares before the conversion rights of other shareholders

3. Holders of Series D Bonds have the pre-emptive option to convert into Series G Shares before the conversion rights of other shareholders

4. Holders of Series E Bonds have the pre-emptive option to convert into Series H Shares before the conversion rights of other shareholders

5. Conversion into series E, F, G and H Shares will follow under the rules listed below

i. One Series B Bond gives a pre-emptive option to convert into one Series E Share,

ii. One Series C Bond gives a pre-emptive option to convert into one Series F Share,

iii. One Series D Bond gives a pre-emptive option to convert into one Series G Share,

iv. One Series E Bond gives a pre-emptive option to convert into one Series H Share,

v. The option conversion rights with respect to PKN ORLEN's series E, F, G and H Shares shall be executed in compliance with art. 451 of the Code of Commercial Companies in the form of written declarations submitted by holders of Series B, C, D and E Bonds, respectively on a blank form prepared by PKN ORLEN. The Management Board shall be obliged to notify Sad Rejestrowy *(Registry Court)* about these conversions in order to update the

initial capital register according to art. 452 of the Code of Commercial Companies.

vi. The declaration of converting Bonds into Shares can be submitted by the Bondholders in the periods set out in the terms and conditions of issuance as in § 4 item 1 of this resolution,

vii. The pre-emptive conversion term (by the respective Bondholders) of Series B Bonds into Series E Shares expires on 31st December 2010.

viii. The pre-emptive conversion term (by the respective Bondholders) of Series C Bonds into Series F Shares expires on 31st December 2010.

ix. The pre-emptive conversion term (by the respective Bondholders) of Series D Bonds into Series G Shares expires on 31st December 2010.

x. The pre-emptive conversion term (by the respective Bondholders) of Series E Bonds into Series H Shares expires on 31st December 2010.

§ 6

1. In order to give the holders of Series B, C, D and E Bonds the right to convert them into PKN ORLEN's series E, F, G and E Shares, respectively, PKN ORLEN's initial capital is conditionally increased by PLN 15,750,000 (fifteen million seven hundred and fifty thousand).

2. The Conditional increase in the Company's initial capital, as in item 1 above, will be made through:

   - the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series E shares,
   - the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series F shares,
   - the issue of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) ordinary bearer series G shares,
   - the issuance of not more than 1,000,000 (one million) ordinary bearer series H shares.

   with a par value of PLN 1.25 per share. The total par value of conditionally increased initial capital will not be higher than PLN 15,750,000 (fifteen million seven hundred and fifty thousand).

   1. Persons entitled to acquire Series E Shares shall be exclusively holders of Series B Bonds converting them, under the pre-emptive option, into Series E Shares.

   2. Persons entitled to acquire Series F Shares shall be exclusively holders of Series C Bonds converting them, under the pre-emptive option, into Series F Shares.

   3. Persons entitled to acquire Series G Shares shall be exclusively holders of Series D Bonds converting them, under the pre-emptive option, into Series G Shares.

   4. Persons entitled to acquire Series H Shares shall be exclusively holders of Series E Bonds converting them, under the pre-emptive option, into Series H Shares.

   5. The Bondholders can execute the option under the terms specified in §5 item 5 point (vi) - (x) of this resolution.

   6. The issue price of:

      (i) Series A Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2005 and 30 session days after January 1st 2005 (uniform quotation system), reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

      (ii) Series F Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2006 and 30 session days after January 1st 2006 (uniform quotation system), reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

(iii) Series G Shares shall equal the average closing price of PKN ORLEN's shares on WSE from the period of 30 session days before January 1st 2007 and 30 session days after January 1st 2007 (uniform quotation system), reduced by 10%, and which shall be specified by the Management Board of PKN ORLEN;

(iv) Series H Shares shall equal their par value, i.e. PLN 1.25.

9. The Management Board of PKN ORLEN is entitled and authorized to undertake all actions with respect to offering Series E, F, G and H Shares to public trading of securities and, afterwards, trading on WSE

10. Shares registered for the first time on the account, not later than one day before the day of the opening of the General Meeting of Shareholders, whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this preceding year starting from January 1st of the preceding year.

Shares registered for the first time on the account not sooner than on the day of the opening of the General Meeting of Shareholders whose Agenda includes the profit distribution or loss coverage for the financial year preceding the year in which Shares were registered on the account, are entitled to the dividend for this year in which they were for the first time registered on the account, starting from January 1st of this year.

§ 7

Current shareholders' rights to acquire Bonds and Shares shall be entirely excluded according to the Management Board's opinion, as set out in art. 433 § 2 of the Code of Commercial Companies and which is attached to this resolution.

§ 8

The Management Board is entitled and authorized to undertake, to the extent which is not within the competence of other bodies, all necessary actions to execute this resolution.

§ 9

The Articles of Association of PKN ORLEN should be changed in a way that the following sentence is added to § 3 item 1:

"Pursuant to the resolution of the Ordinary General Meeting of Shareholders dated June 24, 2003 concerning the issue of Bonds with pre-emptive conversion options and the conditional increase in the initial capital with exclusion of the pre-emptive rights and amendments to the Articles of Association of PKN ORLEN, the initial capital of PKN OLREN has been conditionally increased by PLN 15,750,000 through:

- the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series E shares,
- the issue of not more than 3,866,667 (three million eight hundred and sixty six thousand six hundred and sixty seven) ordinary bearer series F shares,
- the issue of not more than 3,866,666 (three million eight hundred and sixty six thousand six hundred and sixty six) ordinary bearer series G shares,
- the issue of not more than 1,000,000 (one million) ordinary bearer series H shares

with the par value of PLN 1.25 each share."

§ 10

The Supervisory Board of PKN ORLEN shall be authorized to agree a unified text for the Articles of Association of PKN ORLEN, covering amendments resulting from this resolution, including amendments resulting from the successive increase of PKN ORLEN's initial capital due to the execution by the Bondholders of the pre-emptive conversion rights under conditional increase in the initial capital covered by this resolution.

Whenever this resolution makes a reference to an average closing price of PKN ORLEN's shares on WSE (uniform quotation system), it is understood and assumed that if PKN ORLEN's shares cease to be traded in the uniform quotation system, the above-mentioned PKN ORLEN's average share price on WSE shall be defined based on an average price set out by a different quotation system.

§ 12

This resolution is passed on condition that the General Meeting of Shareholders passes a resolution concerning the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries

RATIONALE FOR THE EXLUSION OF PRE-EMPTIVE RIGHTS AND THE FORMULA FOR ESTABLISHING THE ISSUE PRICE OF SHARES AND PRE-EMPTIVE CONVERTIBLE BONDS

OPINION AND RECOMMENDATION OF THE MANAGEMENT BOARD OF

PKN ORLEN S.A.

(attachment to the Resolution of the Management Board

No 1515/03 dated June 2, 2003)

The Management Board of PKN ORLEN S.A. (hereinafter also referred as to the Company) has called an Ordinary General Meeting of Shareholders to be held on 24 June 2003 (hereinafter also referred as to the Meeting). The Agenda of the Meeting includes: the passing of a resolution concerning the issuance of bonds which have a pre-emptive option to convert into PKN ORLEN shares, and the conditional increase in PKN ORLEN's initial capital with exclusion of pre-emptive rights. The issuance of the pre-emptive convertible bonds shall be exercised to implement the New Incentive Programme for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries (NIP).

Pursuant to art. 393, point 5 of the Code of Commercial Companies (the Code) the issuance of the bonds, which carry a pre-emptive option to convert into shares, requires the approval of the Supervisory Board. Under provisions of art. 433 § 1 of the Code, in the event of the increase in the initial capital of the Company, shareholders shall have the priority right to subscribe for the newly issued shares (pre-emptive rights). According to art. 23 of the Act on Bonds, the shareholders' resolution regarding the issuance of pre-emptive convertible bonds should take into account the exclusion of the pre-emptive rights of the current shareholders. Also, pursuant to art. 433 § 2 of the Code, in the interests of the Company, the General Meeting can exclude shareholders' pre-emptive rights. Under art. 433 § 6, provisions of art. 433 § 1 and art. 433 § 2 are applicable with respect to the issuance of the securities which include the right to subscribe for shares, i.e. the pre-emptive convertible bonds.

In light of the above, under art. 433 § 2 of the Code, the Management Board of PKN ORLEN hereby presents its opinion to the Meeting in respect of exclusion of the pre-emptive right for the current shareholders and the issue price of:

(i) series B bearer bonds which carry a pre-emptive option to convert into series E bearer shares

(ii) series C bearer bonds which carry a pre-emptive option to convert into series F bearer shares

(iii)series D bearer bonds which carry a pre-emptive option to convert into series G bearer shares

(iv) series E bearer bonds which carry a pre-emptive option to convert into series H bearer shares (bonds of series B, C, D and E shall be collectively referred to as Bonds)

and also in respect of exclusion of the pre-emptive right and formula for establishing the issue price of shares of series E, F, G and H (hereinafter referred collectively as to Shares) issued by the Company through conditional increase in the initial capital of the Company.

The issuance of pre-emptive convertible Bonds and the issuance of Shares, shall allow the implementation of NIP for PKN ORLEN Management Board Members, managers of PKN ORLEN as well as PKN ORLEN's key subsidiaries, which is felt to retain the Company's managerial staff, introduce new, efficient incentive tools for those personnel who are responsible for the management and development of PKN ORLEN and the Capital Group and who have direct influence on the performance, development and profitability of the Company. The implementation of NIP should also stabilize those included within the programme and this should contribute to the growth of shareholder value.

Taking the above into account, the Management Board gives a positive opinion on the exclusion of the pre-emptive

rights of Bonds and Shares for the current shareholders of the Company in order to implement NIP. Exclusion of the pre-emptive rights is in the economic interest of the Company and its current shareholders (a result of NIP's implementation share price should continuously go up).

The issue price of the Bond shall be PLN 0.01 as it is the lowest possible price at which the pre-emptive convertible bonds can be offered. The minimum price level of Bonds should, in the Management Board's opinion, facilitate the NIP's participants to purchase the Bonds which carry a pre-emptive option to convert into Shares for the issue price of such Shares.

The formula for establishing the issue price of series E, F and G shares offered within the Option Programme assumes that the price of these shares shall be equal to the average closing price of the Company's shares on WSE at the uniform quotation system (and if the Company's shares cease to be traded in the uniform quotation system it shall be defined based on an average price set out by a different quotation system) from the period of 30 session days before January 1st and 30 session days after January 1st of the calendar year in which NIP's participants are offered bonds of series B, C, D which carry a pre-emptive option to convert the Company's shares, reduced by 10%.

The above formula, in the Management Board's opinion, should ensure that NIP participants shall be entitled to acquire the Company's shares at the price close to the market price from the period directly preceding the purchase offer of the preemptive convertible Bonds. This formula for calculating the issue price of series E, F and G shares should ensure that the NIP's participants can only benefit out of the NIP in the event of real growth of the Company's shares following their purchase of series B, C and D Bonds. Real share price growth is in the interest of all shareholders.

The calculation of the issue price of series H shares (PLN 1.25 per share) under the Bonus Programme, which are reserved exclusively for the Management Board of the Company, should ensure the fulfillment of management contracts at the lowest possible cost to other shareholders. The above foresees a possibility that part of the cash paid to the Board members under their contracts could be paid out in a form of shares or other securities issued by the Company (provided that the Board members are entitled to acquire such), however the value of preferences given to the Board members in respect of purchasing of such shares or securities would be equal to this cash part allocated to the Board members by the Supervisory Board under the managerial contracts after implementation of NIP.

In light of the above, the Management Board recommends that the Company's shareholders vote for the resolution regarding exclusion of the pre-emptive right and the establishing of a formula to set the issue price as outlined by the Management Board of PKN ORLEN.

The Management Board of PKN ORLEN.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding Corporate Governance

§ 1

Under § 22 of the Regulations of the Warsaw Stock Exchange and with respect to the resolution of the Supervisory Board of the Warsaw Stock Exchange regarding an approval of Corporate Governance for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading, the Ordinary General Meeting of Shareholders of PKN ORLEN shares the opinion of the Management Board of PKN ORLEN as in its resolution No 1501/03 dated May 20, 2003 and approved by the Supervisory Board of PKN ORLEN in its resolution No 251/03 dated May 20, 2003.

The relevant statement on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

STATEMENT of PKN ORLEN

STATEMENT

PKN ORLEN applies the principles of good corporate management to ensure that its procedures are in the interests of the Company and its shareholders, and are in line with the expectations of the market.

PKN ORLEN will also adopt the Corporate Governance proposals of the Warsaw Stock Exchange as soon as the doubts regarding the legal status of the Corporate Chamber of the Capital Market Court are resolved. In the opinion of PKN ORLEN, the provisions of the Corporate Governance proposals contain many misinterpretations, especially in respect of very general and inaccurate statements. This may cause problems in the future with the correct interpretation. As a result of which, PKN ORLEN may have sanctions imposed on it by an entity, whose legal status is currently unclear.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 402 § 2 of the Code of Commercial Companies and with respect to § 7 item 7 point 0 of the Company's Articles of Association, the General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 7 point 8 as below:**

   "Passing resolutions on approving the sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

   to be replaced with the following:

   "Passing resolutions on approving the sale of property / real estate or share of such property / real estate, whose net book value exceeds one twentieth of the initial capital."

2. **In §7 item 7a to be added as below:**

   "The purchase of property or a share in such property, regardless of its value, and the sale of property or a share of such property, whose net book value does not exceed one twentieth of the Company's initial capital is not subject to a resolution of the General Meeting of Shareholders."

3. § 8 item 11 point 13 as below:

"Giving assent, following the Management Board's motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

to be replaced with the following:

"Giving assent, following the Management Board's motions, to sell property or a share of such property, whose net book value exceeds one hundredth of the initial capital, but does not exceed one twentieth of the initial capital"

4. § 9 item 7 point 2 as below:

The Sale of property / real estate or share of such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

to be replaced with the following:

"The sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. If the net book value of such property / real estate does not exceed one twentieth of the initial capital, but exceeds one hundredth of the initial capital of PKN ORLEN, the sale requires the prior approval of the Supervisory Board."

5. § 9 item 7 point 3 as below:

The purchase of property / real estate or share of such property / real estate, whose value according to the net purchase price does not exceed one fortieth of the initial capital.

to be replaced with the following:

"The purchase of property / real estate or share of such property / real estate, on condition that, if the value according to the net purchase price of such property / real estate or share of such property / real estate exceeds one fortieth of the initial capital of PKN ORLEN, the purchase requires the prior approval of the Supervisory Board."

6. § 9 item 7 point 4 to be deleted:

The purchase of property / real estate or share of such property / real estate, whose value according to the net purchase price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board.

RESOLUTION No

OF

GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 24 June 2003

regarding approval of the unified text of the Company's Articles of Association.

§ 1

Pursuant to art. 430 §1 of the Code of Commercial Companies with respect to § 7 item 7 point 9 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby decides to approve the unified text of the Company's Articles of Association (attached to this resolution) and including changes introduced by the General Meeting of Shareholders as at June 24, 2003.

§ 2

The resolution comes into effect on condition that resolutions of the Ordinary General Meeting of Shareholders of PKN ORLEN regarding changes to the Company's Articles of Association passed on June 24, 2003 are registered (as in art. 89 of the Civil Code).

Attachment to the Resolution

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna

(joint stock company) with its registered office in Plock

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

"The Company's scope of business is:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's business activities, in particular:
a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;
1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities;
8. Conducting book-keeping and accounting activities as well as activities connected with data building and data processing."

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

§ 3

Initial capital and shares

1

The Company's initial capital accounts for PLN 525,221,421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420,177,137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a. 336,000,000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;
b. 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;
c. 77, 205,641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shares.

3

"The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares."

§ 4

Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

§ 5

The company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash

after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.PKN ORLEN's Bitumen Plant
Released	16:45 2 Jun 2003
Number	8225L

Current report No 42/2003 dated 2 June 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**"), Central Europe's largest downstream oil company, announces that, following the resolution of the Extraordinary General Meeting of Shareholders of PKN ORLEN dated 17th April 2003 regarding the sale and lease of the property comprising part of the Bitumen Plant, it signed on 31 May 2003 an agreement for the sale of the Bitumen Plant to BITREX Sp. z o.o. based in Trzebinia ('BITREX') for PLN 81,754,886.59. The amount remains subject to adjustment by ongoing assessment of finished goods and work in progress.

Additionally, following the resolution of the Ordinary General Meeting of Shareholders of BITREX dated 23 May 2003 regarding an increase in the initial capital of BITREX (100% owned by Rafineria Trzebinia S.A.), PKN shall acquire 100,000 shares (PLN 500 each share) representing 82.46% of the initial capital in BITREX (soon to be renamed ORLEN Asfalt). The remaining 17.54% stake shall be owned by Rafineria Trzebinia S.A. The capital increase remains subject to registration by The National Registry Court.

After registration of the capital increase, PKN ORLEN shall own 82.46% shares in the initial capital of ORLEN Asfalt and the same number of votes at the General Meeting of Shareholders

ORLEN Asfalt will specialize in production and sale of bitumens.

The acquisition of shares in the increased initial capital was covered from PKN ORLEN's cash flow and is classified as a long-term investment.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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